SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 25, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications reports first quarter 2010 results

PARTNER COMMUNICATIONS REPORTS
FIRST QUARTER 2010 RESULTS

● REVENUES OF NIS 1,587 MILLION, 12.4% GROWTH

● NET INCOME OF NIS 337 MILLION,   AN INCREASE OF 13.9%

● DIVIDEND DECLARED FOR Q1 2010:
  NIS 330 MILLION OR 98% OF THE NET INCOME

Q1 2010 Highlights (compared with Q1 2009)

•	Total Revenues: NIS 1,587 million (US$ 427 million), an increase of 12.4%

•	Service Revenues: NIS 1,354 million (US$ 365 million), an increase of 4.3%

•	Operating Profit: NIS 451 million (US$ 121 million), an increase of 3.9%

•	Net Income: NIS 337 million (US$ 91 million), an increase of 13.9%

•	EBITDA 1: NIS 619 million (US$ 167 million), an increase of 12.1%

•	EBITDA Margin 2: 39.0% of total revenues compared with 39.1%

•	Free Cash Flow 3: NIS 292 million (US$ 79 million), an increase of 29.2%

•	Subscriber Base: 26,000 net additions in the quarter, to reach 3.068 million, including 1.355 million 3G subscribers

•	Dividend Declared: NIS 2.13 (57 US cents) per share or ADS (in total of approximately NIS 330 million or US$ 89 million) for Q1 2010

1  For definition of EBITDA measure, see “Use of Non-GAAP Financial Measures” below (p11)

2  Equivalent to 45.7% of service revenues in Q1 2010, compared with 42.6% of service revenues in Q1 2009

3  Cash flows generated from operating activities, net of cash flows used for investing activities

Rosh Ha’ayin, Israel, May 25, 2010 – Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announced today its results for the first quarter of 2010.  Partner reported total revenues of NIS 1.6 billion (US$ 427 million) in Q1 2010, EBITDA of NIS 619 million (US$ 167 million), and net income of NIS 337 million (US$ 91 million).

Mr. David Avner, Partner's CEO, commented on the quarter's results: "The first quarter of 2010 was an excellent quarter for Partner and confirmed our industry dominance. Our financial and operational results reflect the positive momentum of the Company as well as the first benefits of the efficiency measures we adopted at the beginning of the year.

In this quarter, we have demonstrated impressive service, content and equipment revenue growth as well as significant improvement in profitability parameters, as reflected in the net income we achieved.  The early signs of recovery that we identified last quarter are now clearer and more significant. We are identifying an increase in the demand for data cards that is one of our potential growth engines. Our fixed line businesses have also improved as we anticipated.

On May 4, 2010 the Ministry of Communications announced its intention to materially reduce the interconnect tariffs on the cellular network. This radical decision is clearly out of line with previous Ministry policies as well as worldwide common practices. We believe that we have persuasive arguments against this decision. Thus, we intend to vigorously fight it and in parallel publicly promote the opening of the fixed line market to fair competition for the benefit of the customers.

The decision might have a material adverse impact on our earnings and we intend to take all the necessary measures to mitigate it, inter alia, by reviewing our cost structure and generating additional revenues from the fixed line business.

In this quarter we launched a unique project for the benefit of the community. The project's goal is to contribute to the community by recruiting motivated volunteers, with the help of Partner's facilitators. The initiative has gained strong momentum and has once again demonstrated Partner's commitment to the community as well as its ability to push the boundaries through creative ideas.

I am certain that Partner's unique spirit and consistent investment in our customers, combined with the most dedicated and enthusiastic employees and the strongest brand in the communications market, will serve as a platform to continue and strengthen the business and successfully overcome the challenges to come."

Key Financial and Operational Parameters

	Q1 2010	Q1 2009	Q1'10 vs Q1'09
Revenues (NIS millions)	1,587	1,412	+12.4%
Operating Profit (NIS millions)	451	434	+3.9%
Net Income (NIS millions)	337	296	+13.9%
Cash flow from operating activities net of investing activities (NIS millions)	292	226	+29.2%
EBITDA (NIS millions)	619	552	+12.1%
Subscribers (end of period, in thousands)	3,068	2,903	+5.7%
Quarterly Churn Rate (%)	5.2	4.8	+0.4
Average Monthly Usage per Subscriber (minutes)	358	358	0%
Average Monthly Revenue per Subscriber (NIS)	145	147	-1.4%

Financial Review

Net revenues in Q1 2010 totaled NIS 1,587 million (US$ 427 million), an increase of 12.4% from NIS 1,412 million in Q1 2009.

Quarterly service revenues increased by 4.3% from NIS 1,298 million in Q1 2009 to NIS 1,354 (US$ 365 million) in Q1 2010.  The increase primarily reflected the growth in the cellular subscriber base of approximately 5.7%, as well as the impact on incoming call revenues of the increase in interconnect tariffs in March 2009 due to CPI linkage.  The growing subscriber base boosted both voice revenues and data and content revenues. In addition, fixed line segment service revenues increased by 167% from NIS 9 million in Q1 2009 to NIS 24 million in Q1 2010, mainly attributable to the growth of the ISP and fixed line telephony services. These increases were partially offset by the continued price erosion due to tough competitive conditions.

Focusing on content services, revenues from content and data services excluding SMS reached NIS 149 million (US$ 40 million) or 11.0% of service revenues, an increase of 13.7% from NIS 131 million or 10.1% of service revenues in Q1 2009.    SMS service revenues in Q1 2010 were NIS 112 million (US$ 30 million), an increase of 31.8% compared with Q1 2009, and the equivalent of 8.3% of service revenues in Q1 2010, compared with 6.6% in Q1 2009. The growth in content and data services (including SMS) was explained in part by the growth in sales of bundled voice minutes, SMS and data packages whereby the revenues are allocated according to the individual elements of the packages.

Gross profit from services in Q1 2010 totaled NIS 568 million (US$ 153 million), compared with NIS 548 million in Q1 2009, an increase of 3.6%. The increase mainly resulted from the higher service revenues, as well as a one-time provision in Q1 2009 in the amount of NIS 26 million, set aside for a demand made by the Ministry of Communications in Israel, in respect of the past use of a frequency band on a shared basis with another mobile operator.

The increase in the cost of service revenues largely reflected the increase in amortization expenses from capitalized handsets from NIS 6 million in Q1 2009 to NIS 37 million in Q1 2010, as well as higher interconnect costs from both cellular and fixed line services.

Non-capitalized equipment revenues in Q1 2010 were NIS 233 million (US$ 63 million), increasing by 104.4% compared to NIS 114 million in Q1 2009. The increase in revenues resulted from the increased number of transactions and an increase in the average revenues per transaction, leading to a significant reduction in the number of handsets capitalized which reduced the handset revenues capitalized from NIS 64 million in Q1 2009 to NIS 40 million in Q1 2010.

The gross profit from non-capitalized equipment sales totaled NIS 58 million (US$ 16 million) in Q1 2010, representing an increase of 222.2% from NIS 18 million in Q1 2009. The increase was attributable to a reduction in average handset subsidies. The total amount of handset subsidies that were capitalized in Q1 2010 was NIS 20 million, compared with NIS 45 million in Q1 2009.

Total gross profit in Q1 2010 was NIS 626 million (US$ 169 million), compared with NIS 566 million in Q1 2009, an increase of 10.6%. For the fixed line business segment, gross loss decreased by 66.7% from NIS 9 million in Q1 2009 to NIS 3 million (US$ 0.8 million) in Q1 2010.

Selling, marketing, general and administration expenses increased in Q1 2010 by 21.8% compared with Q1 2009, from NIS 156 million to NIS 190 million (US$ 51 million). This increase mainly reflected the impact of two significant advertising campaigns launched during Q1 2010 related to the cellular business, as well as the particularly lower advertising spend in Q1 2009. Sales commissions capitalized under IFRS also decreased from NIS 9 million in Q1 2009 to NIS 6 million in Q1 2010.

Other income, net in Q1 2010 totaled NIS 15 million (US$ 4 million), compared to NIS 24 million in Q1 2009. The decrease was attributable to income in Q1 2009 of approximately NIS 9 million relating to a one-off refund from the Ministry of Communications following a court-case ruling in favor of Partner related to the payment terms for Partner's license.

Operating profit for Q1 2010 was NIS 451 million (US$ 121 million), compared with NIS 434 million in Q1 2009, an increase of 3.9%.  The fixed line segment contributed an operating loss of NIS 11 million (US$ 3 million) in Q1 2010, a 48% decrease in operating loss from NIS 21 million in Q1 2009.

Quarterly EBITDA in Q1 2010 totaled NIS 619 million (US$ 167 million), the equivalent of 45.7% of service revenues and 39.0% of total revenues. This represents an increase of 12.1% compared with NIS 552 million or 42.6% of service revenues and 39.1% of total revenues in Q1 2009. The fixed line segment contributed LBITDA4 of NIS 3 million (US$ 0.8 million) in Q1 2010, a decrease of 80% from LBITDA of NIS 15 million in Q1 2009.

4 For definition of LBITDA measure, see “Use of Non-GAAP Financial Measures” below (p11)

Financial expenses, net were NIS 1 million (US$ 0.3 million) in Q1 2010, compared with NIS 26 million in Q1 2009, a decrease of 96.2%. The decrease largely reflected gains from currency exchange movements in Q1 2010 compared with losses from currency exchange movements in Q1 2009. Financial expenses for Q1 2010 were also positively affected by the lower linkage expenses which resulted from the negative change in the consumer price index (“CPI”) level.

Our bank credit facility borrowings and repayments of principal and interest on our Notes due 2012 and Notes due 2016 are currently in shekels, most of which are linked to the CPI. The Company entered in the past into derivative transactions in order to protect itself from an increase in the CPI. As of March 31 2010, the notional amounts of our CPI derivatives were approximately NIS 130 million (or approximately 7% of our CPI exposure).

Net profit for the period Q1 2010 totaled NIS 337 million (US$ 91 million), increasing by 13.9% from NIS 296 million in Q1 2009.

Based on the average number of shares outstanding during Q1 2010, basic earnings per share or ADS, was NIS 2.18 (59 US cents) in Q1 2010, an increase of 13.0% from NIS 1.93 in Q1 2009.

Funding and Investing Review

Cash flows generated from operating activities, net of cash flows used for investing activities ('"Free Cash Flow"') reached NIS 292 million (US$ 79 million), compared with NIS 226 million in Q1 2009, an increase of 29.2%. The increase resulted from the reduction in cash flows used for investing activities, in particular investment in fixed assets, which decreased from NIS 166 million in Q1 2009 to NIS 82 million in Q1 2010.

On April 22 2010, Partner completed an offering of NIS 1,000 million of unsecured and non-convertible Series C-E notes, which were issued at their NIS par value. The notes were registered in Israel, and will mature during the period 2013-2021.  Further details regarding the Notes can be found in the Company's press release of April 22, 2010.

The net proceeds from the offering were approximately NIS 991 million (approximately US$ 267 million) after deducting fees, commissions and offering expenses.

The Company intends to use the net proceeds from the Public Offering for refinancing of outstanding debt, and also for general corporate purposes, which may include financing our operating and investment activities, financing future mergers and acquisitions (if any), and dividend distributions (if required), subject to the decision of the Company's Board of Directors from time to time.

Capital Reduction

On February 22, 2010, the District Court approved the application submitted by the Company to approve a distribution in the total amount of NIS 1.4 billion (exceeding the surpluses for distribution) to the Company's shareholders which resulted in a reduction of the shareholders equity by an equal amount ("the application" and "the capital reduction", respectively). This approval follows the Board of Directors' resolution to approve the capital reduction and the Company's reports with respect to the application it submitted to the District Court. Following the District Court's approval, a total amount of NIS 1.4 billion (at the time approximately US$ 370 million) which was approximately NIS 9.04 (at the time approximately US$ 2.4) per share was paid on March 18, 2010 to shareholders and ADS holders of record on March 7, 2010.

Dividends and Dividend Policy

On March 15, 2010 the Board of Directors approved a dividend policy, targeting at least 80% payout ratio of the Company's annual net income for the year 2010.

For Q1 2010, the Board of Directors has approved the distribution of a dividend of NIS 2.13 (US 57 cents) per share or ADS (in a total of approximately NIS 330 million or US$ 89 million) to shareholders and ADS holders of record on June 9, 2010. The dividend is expected to be paid on June 24, 2010.

Operational Review

Approximately 26,000 net new cellular subscribers joined Partner in the first quarter of 2010. At quarter-end, the cellular subscriber base stood at approximately 3,068,000. This included approximately 2,251,000 postpaid subscribers (73.4% of the base) and 817,000 prepaid subscribers.  The quarterly churn rate for Q1 2010 was 5.2% compared with 4.8% in Q1 2009, the increase being attributable to higher churn of lower contribution pre-paid subscribers.

By quarter-end, approximately 1,355,000 subscribers were subscribed to the 3G network. Total market share at the end of the quarter is estimated to be approximately 32%, no significant change from the previous quarter.

Average minutes of use per cellular subscriber ("MOU") for Q1 2010 were 358 minutes, no change from 358 minutes in Q1 2009.  This was despite the continued growth in mobile data subscribers (data modem users) as a proportion of the subscriber base which has the effect of reducing MOU since these subscribers do not produce voice minutes. Excluding mobile data subscribers, MOU increased by approximately 1.5% in Q1 2010 compared with Q1 2009.

The average revenue per cellular user ("ARPU") in Q1 2010 was NIS 145 (US$ 39), compared with NIS 147 in Q1 20095.  The decrease mainly reflected the ongoing airtime price erosion (including content) resulting from the competitive market conditions

5 The calculation of ARPU was modified in Q4 2009 to include revenues from sales of extended handset warranties, in line with the industry standard. This had the effect of increasing ARPU for Q1 2009 by approximately NIS 2.

Other

On May 4 2010, the Ministry of Communications ("MOC") published a hearing process regarding the potential reduction of interconnect tariffs on the cellular network effective August 2010.  The Company intends to object vigorously to the said changes but cannot predict the ultimate outcome of such objections.

Without taking into consideration any mitigation steps the Company might take, and excluding any further potential impacts from changes in customer behavior as a result of the changes, the changes that the MOC is currently considering would be expected to have an initial monthly adverse effect estimated at approximately NIS 30-40 million on the Company's EBITDA and approximately NIS 20-30 million on the Company's net income.

Outlook and Guidance

Commenting on the Company's results, Mr. Emanuel Avner, Partner's Chief Financial Officer said: "We are very pleased with the results for the first quarter of 2010, which showed encouraging growth in service revenues and profitability.

Regarding the debt refinancing, we believe that our improved debt financing that has resulted from the very successful debt offering, will deliver value to our shareholders."

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s first quarter results on Tuesday, May 25, 2010, at 17:00 Israel local time (10AM EST). Please call the following numbers (at least 10 minutes before the hour) in order to participate:
North America toll-free: +1.866.860.9642, International: +972.3.918.0685

This conference call will also be broadcasted live over the Internet and can be accessed by all interested parties through our investor relations web site at:
http://www.orange.co.il/investor_site/.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software.

If you are unavailable to join live, the replay numbers are:
International: +972.3.925.5937
North America: +1.888.782.4291
Both the replay of the call and the webcast will be available from May 25, 2010 until June 1, 2010.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the form 20-F filed with the SEC on March 22, 2010. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results.

The results were prepared in accordance with IFRS, other than EBITDA which is a non-GAAP financial measure.

The financial information is presented in NIS millions and the figures presented are rounded accordingly.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31, 2010: US $1.00 equals NIS 3.713. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measure:

Earnings before financial interest, taxes, depreciation, amortization and exceptional items ('EBITDA') and Loss before financial interest, taxes, depreciation, amortization and exceptional items ('LBITDA') are presented because they are measures commonly used in the telecommunications industry and are presented solely to enhance the understanding of our operating results. These measures, however, should not be considered as an alternative to operating income or income for the year as indicators of our operating performance. Similarly, these measures should not be considered as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA and LBITDA are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA and LBITDA may not be indicative of our historic operating results nor are they meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner (after selling "Dynamic", a chain of retail stores and booths to Cellcom on April 1st , 2010) : (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Regulation and IRO Tel: +972-54-7814151 Fax: +972-54-7814161 E-mail: oded.degany@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	March 31,	December 31,	March 31,
	2010	2009	2010
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	4	329	1
Trade receivables	1,305	1,275	351
Other receivables	36	31	10
Inventories	133	158	36
Derivative financial instruments	6	14	2
	1,484	1,807	400

NON CURRENT ASSETS
Trade Receivables	509	474	137
Property and equipment, net	2,016	2,064	543
Licenses and other intangible assets, net	1,218	1,260	328
Deferred income taxes	9	14	3
Derivative financial instruments	-	4	-
	3,752	3,816	1,011

TOTAL ASSETS	5,236	5,623	1,411

	New Israeli shekels		Convenience translation into U.S. dollars
	March 31,	December 31,	March 31,
	2010	2009	2010
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and other liabilities and current borrowings	1,733	752	467
Trade payables	715	777	192
Parent group - trade	38	34	10
Other payables	185	238	50
Deferred revenue	53	56	14
Provisions	4	34	1
Derivative financial instruments	1	4	*
Dividend payable	293	-	79
Current income tax liability	40	20	11
	3,062	1,915	824

NON CURRENT LIABILITIES
Notes payable	1,184	1,379	319
Non-current bank borrowings	300	300	81
Liability for employee rights upon retirement, net	40	38	11
Dismantling and restoring sites obligation	22	23	6
Other non current liabilities	6	6	2
	1,552	1,746	419
TOTAL LIABILITIES	4,614	3,661	1,243

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31,2009, and March 31, 2010 - 235,000,000 shares; issued and outstanding -
December 31, 2009 – 154,440,136 shares
March 31, 2010 – 154,871,333 shares	2	2	1
Capital surplus	1,090	2,483	294
Accumulated deficit	(119)	(172)	(32)
Treasury shares, at cost - December 31, 2009 and March 31, 2010 - 4,467,990 shares	(351)	(351)	(95)
Total Equity	622	1,962	168

TOTAL EQUITY AND LIABILITIES	5,236	5,623	1,411

*Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,
	2010	2009	2010
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues	1,587	1,412	427
Cost of revenues	961	846	259
Gross profit	626	566	168

Selling and marketing expenses	120	83	32
General and administrative expenses	70	73	19
Other income-net	15	24	4
Operating profit	451	434	121
Finance income	31	5	8
Finance expenses	32	31	8
Finance costs, net	1	26	*
Profit before income tax	450	408	121
Income tax expenses	113	112	30
Profit for the period	337	296	91

Earnings per share
Basic	2.18	1.93	0.59
Diluted	2.16	1.92	0.58
Weighted average number of shares outstanding
Basic	154,625,014	153,461,784	154,625,014
Diluted	156,259,135	154,169,560	156,259,135

*Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,
	2010	2009	2010
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Profit for the period	337	296	91
Other comprehensive income (losses)
Actuarial gains (losses) from defined benefit plan	-	1	-
Other comprehensive income for the period, net of income tax	-	1	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	337	297	91

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,
	2010	2009	2010
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	481	531	130
Income tax paid	(87)	(105)	(23)
Net cash provided by operating activities	394	426	107

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(82)	(166)	(22)
Increase in intangible assets	(31)	(58)	(8)
Interest received	1		*
Proceeds from derivative financial instruments, net	10	24	3
Net cash used in investing activities	(102)	(200)	(27)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	7	4	2
Dividend paid	(4)	(18)	(1)
Capital reduction	(1,400)		(377)
Repayment of capital lease	(1)	(3)	*
Interest paid	(21)	(23)	(6)
Current borrowing received (repaid)	988	(10)	266
Repayment of notes payables	(186)		(50)
Net cash used in financing activities	(617)	(50)	(166)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(325)	176	(86)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	329	184	87

CASH AND CASH EQUIVALENTS AT END OF PERIOD	4	360	1

*Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplemental information

	New Israeli shekels		Convenience translation into U.S. dollars
	3 month period ended March 31,
	2010	2009	2010
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	337	296	91
Adjustments for:
Depreciation and amortization	161	115	43
Employee share based compensation expenses	9	5	2
Liability for employee rights upon retirement, net	2	(1)	1
Finance income, net	(15)	(15)	(4)
Gain from change in fair value of derivative financial instruments	(1)	(6)	*
Interest paid	21	23	6
Interest received	(1)		*
Deferred income taxes	5	26	1
Income tax paid	87	105	23
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(65)	31	(17)
Other	(5)	(3)	(1)
Increase (decrease) in accounts payable and accruals:
Parent group- trade	4	(2)	1
Trade	(21)	44	(6)
Other payables	(48)	(70)	(13)
Provisions	(31)	25	(8)
Deferred revenue	(3)	2	(1)
Current income tax liability	20	(19)	5
Decrease (increase) in inventories	25	(25)	7
Cash generated from operations	481	531	130

*Representing an amount less than 1 million

At March 31, 2010 and 2009, trade payables include NIS 138 million ($37 million) and NIS 204 million in respect of acquisition of fixed assets, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	3 Month Period Ended March 31,
	2010	2009	2010
	(Unaudited)
	In millions
Net cash provided by operating activities	394	426	107

Liability for employee rights upon retirement	(2)	1	(1)
Accrued interest and exchange and linkage differences on long-term liabilities	(5)	(7)	(1)
Increase (decrease) in accounts receivable:
Trade	65	(30)	17
Other, including derivative financial instruments	6	9	2
Decrease (increase) in accounts payable and accruals:
Trade	21	(44)	6
Shareholder – current account	(4)	2	(1)
Other (excluding tax provision)	169	146	45
Increase (decrease) in inventories	(25)	25	(7)
Increase in Assets Retirement Obligation
Financial Expenses		24
EBITDA	619	552	167

* The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the    exchange prevailing at March 31, 2010 : US $1.00 equals 3.713 NIS.

** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels
	Three months ended March 31, 2010
	In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	1,330	24	-	1,354
Inter-segment revenue - Services	4	12	(16)	-
Segment revenue - Equipment	226	7	-	233
Total revenues	1,560	43	(16)	1,587
Segment cost of revenues – Services	755	31	-	786
Inter-segment cost of revenues- Services	12	4	(16)	-
Segment cost of revenues - Equipment	164	11	-	175
Cost of revenues	931	46	(16)	961
Gross profit (loss)	629	(3)		626
Operating expenses	182	8		190
Other income	15	-		15
Operating profit (loss)	462	(11)		451
Adjustments to presentation of EBITDA
–depreciation and amortization	153	8		161
–other	7	-		7
EBITDA	622	(3)		619
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(161)
- Finance costs, net				(1)
- Other				(7)
Profit before income tax				450

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION (Continued)

	New Israeli Shekels
	Three months ended March 31, 2009
	In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	1,289	9	-	1,298
Inter-segment revenue - Services	1	5	(6)	-
Segment revenue - Equipment	112	2	-	114
Total revenues	1,402	16	(6)	1,412

Segment cost of revenues – Services	731	19	-	750
Inter-segment cost of revenues- Services	5	1	(6)	-
Segment cost of revenues - Equipment	91	5	-	96
Cost of revenues	827	25	(6)	846
Gross profit (loss)	575	(9)		566

Operating expenses	144	12		156
Other income	24	-		24
Operating profit (loss)	455	(21)		434
Adjustments to presentation of EBITDA
–depreciation and amortization	107	6		113
–other	5	-		5
EBITDA	567	(15)		552
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(113)
- Finance costs, net				(26)
- Other				(5)
Profit before income tax				408

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: May 25, 2010